UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Psychiatric Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74439H 10 8

(CUSIP Number)

Edward F. Glassmeyer
Oak Management Corporation
One Gorham Island
Westport, CT  06880
(203) 226-8346

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Charles J. Downey III, Esq.
Finn Dixon & Herling LLP
One Landmark Square
Stamford, CT 06901
(203) 325-5000

April 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74439H 10 8		13D	Page 2 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners VI, Limited Partnership 06-1412578

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 473

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 473

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 74439H 10 8		13D	Page 3 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates VI, LLC 06-1412579

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 473

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP NO. 74439H 10 8		13D	Page 4 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners X, Limited Partnership 06-1601019

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,498,064

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 2,498,064

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,498,064

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 74439H 10 8		13D	Page 5 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates X, LLC 06-1630661

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,498,064

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,498,064

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,498,064

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP NO. 74439H 10 8		13D	Page 6 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak X Affiliates Fund, Limited Partnership 06-1622220

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,103

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 40,103

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,103

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 74439H 10 8		13D	Page 7 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak X Affiliates, LLC 06-1630662

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 40,103

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 40,103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,103

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP NO. 74439H 10 8		13D	Page 8 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,538,640

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,538,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,538,640

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 74439H 10 8		13D	Page 9 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,538,640

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,538,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,538,640

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 74439H 10 8		13D	Page 10 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,559

	8.	Shared Voting Power 473

	9.	Sole Dispositive Power 1,559

	10.	Shared Dispositive Power 473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,032

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 74439H 10 8		13D	Page 11 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,538,640

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,538,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,538,640

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 74439H 10 8		13D	Page 12 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,538,640

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,538,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,538,640

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 74439H 10 8		13D	Page 13 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,538,640

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,538,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,538,640

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 74439H 10 8		13D	Page 14 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David B. Walrod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,538,167

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,538,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,538,167

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.7%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 5 to

Statement on Schedule 13D

This Amendment No. 5 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Psychiatric Solutions, Inc., a Delaware corporation (the “Company”).  This Amendment No. 5 to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) and amends and supplements the Schedule 13D filed by certain of the Reporting Persons on August 14, 2002, as amended by Amendment No. 1 thereto filed on January 7, 2003, Amendment No. 2 thereto filed on February 5, 2003, Amendment No. 3 thereto filed on June 25, 2003 and Amendment No. 4 thereto filed on December 29, 2003. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 13D.

This Amendment No. 5 to Schedule 13D is being filed to report certain transactions that occurred on April 2, 2004 and to reflect that Oak Investment Partners VII, Limited Partnership (“Oak Investment Partners VII”), Oak Associates VII, LLC (“Oak Associates VII”), Oak VII Affiliates Fund, Limited Partnership (“Oak Affiliates Fund VII”) and Oak VII Affiliates, LLC (“Oak VII Affiliates”) no longer report on Schedule 13D with the Reporting Persons because on December 24, 2003, Oak Investment Partners VII, Oak Associates VII, Oak Affiliates Fund VII and Oak VII Affiliates ceased to beneficially own any shares of Common Stock. This Amendment No. 5 shall be deemed to amend the Schedule 13D to delete all references therein to Oak Investment Partners VII, Oak Associates VII, Oak Affiliates Fund VII and Oak VII Affiliates and their respective holdings of Common Stock.

ITEM 2.                  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

(a)           This statement is filed by Oak Investment Partners VI, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners VI”), Oak Associates VI, LLC, a Delaware limited liability company (“Oak Associates VI”), Oak Investment Partners X, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners X”), Oak Associates X, LLC, a Delaware limited liability company (“Oak Associates X”), Oak X Affiliates Fund, Limited Partnership, a Delaware limited partnership (“Oak Affiliates Fund X”), Oak X Affiliates, LLC, a Delaware limited liability company (“Oak X Affiliates”) Oak Management Corporation, a Delaware corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod (collectively with Messrs. Carano, Gallagher, Glassmeyer and Harman and Ms. Lamont, the “Partners”).

Oak Investment Partners VI, Oak Associates VI, Oak Investment Partners X, Oak Associates X, Oak Affiliates Fund X, Oak X Affiliates and Oak Management are collectively referred to as the “Oak Entities.”  The Oak Entities and the Partners are collectively referred to as the “Reporting Persons”.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it, him or her, as the case may be.

The Agreement of Reporting Persons is attached hereto as Exhibit A.

(b)           The principal executive offices of each of the Oak Entities, and the business address of each Partner, is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.

(c)           The principal business of Oak Investment Partners VI, Oak Investment Partners X and Oak Affiliates Fund X is to assist growth-oriented businesses located primarily in the United States.  The principal business of Oak Associates VI is to act as general partner of Oak Investment Partners VI. The principal business of Oak Associates X is to act as general partner of Oak Investment Partners X.  The principal business of Oak X Affiliates is to act as general partner of Oak Affiliates Fund X.  The principal business of Oak Management is to act as investment advisor to Oak Investment Partners VI, Oak Investment Partners X, Oak Affiliates Fund X and other venture capital investment funds.  The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

(d)           None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the Oak Entities is organized under the laws of Delaware.  Each of the Partners is a citizen of the United States.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by the addition of the following paragraphs:

On April 2, 2004, Oak Investment Partners X elected to convert 1,192,970 shares of Series A Preferred Stock held by it along with the accrued pay-in-kind dividends thereon into Common Stock. As a result of such conversion, Oak Investment Partners X received 1,247,064 shares of Common Stock. No additional consideration was paid by Oak Investment Partners X in connection with the conversion of such shares of Series A Preferred Stock into shares of Common Stock. After such conversion, Oak Investment Partners X disposed of all such 1,247,064 shares of Common Stock through an in-kind, pro rata distribution to its limited partners on April 2, 2004.

As a result of the conversion by Oak Investment Partners X of shares of Series A Preferred Stock into shares of Common Stock and the subsequent distribution to its limited partners of such shares of Common Stock described in the preceding paragraph, on April 2, 2004, Gerald R. Gallagher received an in-kind distribution of 1,559 shares of Common Stock. Mr. Gallagher is a limited partner of Oak Investment Partners X.

On April 2, 2004, Oak Affiliates Fund X elected to convert 19,151 shares of Series A Preferred Stock held by it along with the accrued pay-in-kind dividends thereon into Common Stock.  As a result of such conversion, Oak Affiliates Fund X received 20,019 shares of Common Stock. No additional consideration was paid by Oak Affiliates Fund X in connection with the conversion of such shares of Series A Preferred Stock into shares of Common Stock.  After such conversion, Oak Affiliates Fund X disposed of all such 20,019 shares of Common Stock through an in-kind, pro rata distribution to its limited partners on April 2, 2004.

ITEM 4.                  PURPOSE OF TRANSACTION.

The first four paragraphs contained in Item 4 are hereby replaced by the following four paragraphs:

Oak Investment Partners VI holds the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.

Each of Oak Investment Partners X and Oak Affiliates Fund X holds the shares of Series A Preferred Stock described in Item 5 of this Schedule 13D for investment purposes only.

Gerald R. Gallagher holds the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.

Depending on prevailing market, economic and other conditions, each of Oak Investment Partners VI, Oak Investment Partners X, Oak Affiliates Fund X and Gerald R. Gallagher may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company.  Each of Oak Investment Partners VI, Oak Investment Partners X, Oak Affiliates Fund X and Gerald R. Gallagher intends to review its or his investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company and the Company’s business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its or his investment in the Company.

Item 4 is hereby amended and supplemented by the addition of the following paragraph preceding the last paragraph contained in Item 4:

On April 2, 2004, Oak Investment Partners X and Oak Affiliates Fund X each elected to convert certain shares of Series A Preferred Stock along with the accrued pay-in-kind dividends thereon into Common Stock and thereafter distributed such shares of Common Stock in-kind and pro rata to their respective limited partners, all as described in Item 3 above. In connection with such in-kind, pro rata distribution of shares of Common Stock by Oak Investment Partners X, Gerald R. Gallagher, a limited partner of Oak Investment Partners X, received 1,559 shares of Common Stock as described in Item 3 above.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)              The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 11,994,722 shares of Common Stock outstanding as of March 17, 2004, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, plus (i) the aggregate 1,267,083 shares of Common Stock issued upon conversion of certain shares of Series A Preferred Stock by Oak Investment Partners X and Oak Affiliates Fund X on April 2, 2004, as described in Items 3 and 4 above, (ii) shares issuable upon the conversion of Series A Preferred Stock as described herein, (iii) shares issuable upon exercise of options to acquire Common Stock as described herein and (iv) 382,162 shares of Common Stock issued by the Company upon the conversion of Series A Preferred Stock by other holders of Series A Preferred Stock, as reported in filings with the Securities and Exchange Commission.

Amounts shown as beneficially owned by each of Oak Investment Partners X, Oak Associates X, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include (i) the aggregate 2,494,127 shares of Common Stock into which the remaining shares of Series A Preferred Stock held by Oak Investment Partners X plus accrued pay-in-kind dividends thereon may be converted and (ii) options to purchase 3,937 shares of Common Stock, which may be deemed to be held by Ann H. Lamont on behalf of Oak Investment Partners X (including certain options which may not be exercisable within 60 days).

Amounts shown as beneficially owned by each of Oak Affiliates Fund X, Oak X Affiliates, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include (i) the aggregate 40,040 shares of Common Stock into which the remaining shares of Series A Preferred Stock held by Oak Affiliates Fund X plus accrued pay-in-kind dividends thereon may be converted and (ii) options to purchase 63 shares of Common Stock, which may be deemed to be held by Ann H. Lamont on behalf of Oak Affiliates Fund X (including certain options which may not be exercisable within 60 days).

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)           On February 18, 2004, Oak Investment Partners VI received an in-kind, pro rata distribution, for no consideration, of 473 shares of Common Stock from an entity of which Oak Investment Partners VI is a limited partner. Except as set forth above and in Items 3 and 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A                Agreement of Reporting Persons, dated April 5, 2004, among the Reporting Persons.

Exhibit B                Power of Attorney for Oak Investment Partners VI and Oak Associates VI previously filed by those Reporting Persons with the Commission on June 25, 2003; Power of Attorney for Oak Investment Partners X, Oak Affiliates Fund X, Oak Associates X, Oak X Affiliates and David B. Walrod previously filed by those Reporting Persons with the Commission on January 7, 2003; Power of Attorney for Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Frederic W. Harman and Ann H. Lamont previously filed by those Reporting Persons with the Commission on August 14, 2002.

Exhibit C                Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the investors named therein (filed as Appendix B to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit D                Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit E                 Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit F                 Third Amended and Restated Voting Rights Agreement dated January 6, 2003 by and among the Company, the 1818 Fund, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and certain other investors party thereto (filed as Exhibit 4.5 to the Company’s Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2004

Entities:

Oak Investment Partners VI, Limited Partnership

Oak Associates VI, LLC

Oak Investment Partners X, Limited Partnership

Oak Associates X, LLC

Oak X Affiliates Fund, Limited Partnership

Oak X Affiliates, LLC

Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as General Partner or Managing Member or as Attorney-in-fact for the above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

David B. Walrod

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, Individually and as Attorney-in-fact for the above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated April 5, 2004, among the Reporting Persons (filed herewith).

EXHIBIT B

Power of Attorney for Oak Investment Partners VI and Oak Associates VI previously filed by those Reporting Persons with the Commission on June 25, 2003; Power of Attorney for Oak Investment Partners X, Oak Affiliates Fund X, Oak Associates X, Oak X Affiliates and David B. Walrod previously filed by those Reporting Persons with the Commission on January 7, 2003; Power of Attorney for Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Frederic W. Harman and Ann H. Lamont previously filed by those Reporting Persons with the Commission on August 14, 2002.

EXHIBIT C

Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the investors named therein (filed as Appendix B to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT D

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT E

Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT F

Third Amended and Restated Voting Rights Agreement dated January 6, 2003 by and among the Company, the 1818 Fund, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and certain other investors party thereto (filed as Exhibit 4.5 to the Company’s Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).